Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the three month periods ended March 31, 2021 included herein, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F.

MAVEN TOPCO LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	(Unaudited)
	March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$10,582	$11,781
Accounts receivable, net	23,171	24,776
Contract assets	14,368	10,088
Prepaid expenses	5,619	4,107
Other current assets	11,444	10,584

Total current assets	65,184	61,336

Property and equipment, net	4,583	5,002
Intangible assets, net	109,732	114,542
Goodwill	202,247	200,624
Deferred tax asset	—	5
Other assets	11,857	9,496

Total assets	$393,603	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$17,208	$10,106
Accrued expenses	32,670	35,220
Deferred revenue	24,844	26,036
Current debt	10,456	10,272
Other current liabilities	4,619	3,714

Total current liabilities	89,797	85,348

Long-term debt—less current portion	85,436	82,723
Deferred tax liability	7,895	8,097
Other liabilities	3,617	3,589

Total liabilities	186,745	179,757

Temporary equity:
Preference shares, $0.0001 par value, 218,561,319 shares authorized, 218,561,319 and 218,561,319 issued and outstanding at March 31, 2021 and December 31, 2020, respectively	359,936	350,675

Total temporary equity	359,936	350,675

Shareholders’ deficit
Common shares, $0.01 par value (A1 Ordinary Shares—1,568,702 shares authorized, 1,568,702 and 1,568,702 issued and outstanding; A2 Ordinary Shares—158,778 authorized, 158,778 and 158,778 issued and outstanding; A3 Ordinary Shares—145,943 authorized, 145,943 and 145,943 issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	24	24
Additional paid-in capital	2,393	2,393
Accumulated deficit	(167,820)	(153,237)
Accumulated other comprehensive income	12,325	11,393

Total shareholders’ deficit	(153,078)	(139,427)

Total liabilities, temporary equity and shareholders’ deficit	$393,603	$391,005

MAVEN TOPCO LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share and per share data)

	Three Months Ended March 31,
	2021	2020
Revenue	$53,738	$35,369
Cost of revenue	40,113	27,662

Gross profit	13,625	7,707

Operating expenses:
Sales and marketing	3,884	4,420
Research and development	3,258	2,422
General and administrative	8,869	7,398
Transaction expenses	689	—

Total operating expense	16,700	14,240

Loss from operations	(3,075)	(6,533)

Interest income (expense), net	(2,347)	(1,908)
Gain (loss) on foreign currency	(163)	(890)

Total other income (expenses)	(2,510)	(2,798)

Loss before income taxes	(5,585)	(9,331)

Income tax benefit (expense)	263	1,787

Net loss	$(5,322)	$(7,544)

Net loss per common share:
Basic and diluted	$(2.84)	$(4.03)
Weighted average common shares outstanding:
Basic and diluted	1,873,423	1,873,423

MAVEN TOPCO LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2021	2020
Net loss	$(5,322)	$(7,544)
Other comprehensive loss:
Foreign currency translation adjustments	932	(14,256)

Comprehensive loss	$(4,390)	$(21,800)

MAVEN TOPCO LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ DEFICIT

(Unaudited)

(In thousands, except share data)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Shares	Amounts	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
Balance at December 31, 2020	218,561,319	$350,675	1,873,423	$24	$2,393	$(153,237)	$11,393	$(139,427)
Net loss	—	—	—	—	—	(5,322)	—	(5,322)
Foreign currency translation adjustment	—	—	—	—	—	—	932	932
Preference share accretion	—	9,261	—	—	—	(9,261)	—	(9,261)

Balance at March 31, 2021	218,561,319	$359,936	1,873,423	$24	$2,393	$(167,820)	$12,325	$(153,078)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Shares	Amounts	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Deficit
Balance at December 31, 2019	218,561,319	$318,805	1,873,423	$24	$2,393	$(91,019)	$7,240	$(81,362)
Net loss	—	—	—	—	—	(7,544)	—	(7,544)
Foreign currency translation adjustment	—	—	—	—	—	—	(14,256)	(14,256)
Preference share accretion	—	7,897	—	—	—	(7,897)	—	(7,897)

Balance at March 31, 2020	218,561,319	$326,702	1,873,423	$24	$2,393	$(106,460)	$(7,016)	$(111,059)

MAVEN TOPCO LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(5,322)	$(7,544)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	10,147	8,041
Non-cash interest expense (income), net	2,123	1,492
Amortization of contract costs	185	118
Deferred income taxes	(263)	(1,787)
Loss on foreign currency remeasurement	(111)	1,164
Changes in assets and liabilities
Accounts receivable, net	1,812	(1,042)
Contract assets	(4,213)	2,792
Prepaid expenses	(1,484)	(135)
Other current assets	(760)	(576)
Other assets	(2,476)	1,296
Accounts payable	7,046	(5,316)
Accrued expenses	(2,845)	6,411
Deferred revenue	(1,408)	3,857
Other current liabilities	878	(77)

Net cash provided by operating activities	3,309	8,694

Cash flows from investing activities:
Purchases of property and equipment	(186)	(327)
Capitalization of internally developed software costs	(4,033)	(5,550)
Purchases of intangible assets	(44)	(219)
Proceeds from disposal of assets	31	—

Net cash used in investing activities	(4,232)	(6,096)

Cash flows from financing activities:
Proceeds from deposits on incentive securities	—	57
Repayment of loans and mortgage	(5)	(5)

Net cash provided by (used in) financing activities	(5)	52

Effect of exchange rate changes on cash and cash equivalents	(271)	(1,299)
Net increase (decrease) in cash and cash equivalents	(1,199)	1,351
Cash and cash equivalents, beginning of period	11,781	8,228

Cash and cash equivalents, end of period	$10,582	$9,579

Supplemental disclosure of cash activities:
Cash paid (received) during the period for interest	$224	$416
Cash paid (received) during the period for income taxes	$53	$29
Supplemental disclosure of noncash investing and financing activities:
Preference share accretion	$9,261	$7,897
Deferred offering costs included in other current assets and accrued expenses	$123	$—

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Maven Topco Limited is a non-cellular company limited by shares incorporated in Guernsey on July 18, 2018 (“Maven Topco”) in connection with the investment by Apax Funds (as defined below) in Genius Sports Group Limited (the “Apax Funds Investment’). Maven Topco and its wholly-owned subsidiaries are collectively referred to as (the “Company”). Genius Sports Group Limited, is a private company incorporated on July 28, 2015, and headquartered in London, England (“Genius Sports”). In connection with the Apax Funds Investment, on September 7, 2018, Genius Sports and its wholly-owned subsidiaries became wholly-owned subsidiaries of the Company. “Apax Funds” refers to certain funds the ultimate general partners of which are advised by Apax Partners LLP (“Apax”).

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-user, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2020. The condensed consolidated balance sheet as of December 31, 2020, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2021, its results of operations, comprehensive loss and shareholders’ deficit for the three months ended March 31, 2021 and 2020, and its cash flows for the three months ended March 31, 2021 and 2020. The results of the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ended December 31, 2021 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which, together with subsequent amendments requires lessees to recognize all leases, with limited exceptions, on the balance sheet, while recognition on the statements of operations will remain similar to legacy lease accounting, under Topic 840. The ASU also eliminates real estate-specific provisions and modifies certain aspects of lessor accounting. ASU 2016-02 is effective for the Company beginning January 1, 2022. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the Company’s condensed consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s condensed consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

Recently Adopted Accounting Guidance

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the new standard, equity-classified non-employee awards will be initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement will be based on an estimate of the fair value of the equity instruments to be issued. The adoption of this standard on January 1, 2020 did not have an impact on the Company’s condensed consolidated financial statements, as for the periods presented, the Company did not have non-employee stock compensation.

In August 2018, the FASB issued ASU 2018-15, Intangibles Goodwill and Other Internal-Use Software (Topic 350-40). This ASU addresses users’ accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also adds certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 is effective for fiscal years beginning January 1, 2021. The amendments in this ASU can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company has accounted for this amendment in their capitalized software. Refer to Note 4 - Intangible Assets, net.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Group

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the condensed consolidated statements of operations. Revenue for the Company’s major product groups consists of the following (in thousands):

	Three Months Ended March 31,
	2021	2020
Revenue by Product Group
Betting Technology, Content and Services	$38,955	$27,421
Sports Technology and Services	5,406	3,818
Media Technology, Content and Services	9,377	4,130

Total	$53,738	$35,369

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended March 31,
	2021	2020
Revenue by Geographical Market:
Europe	$39,726	$28,898
Americas	10,405	4,293
Rest of the World	3,607	2,178

Total	$53,738	$35,369

In the three months ended March 31, 2021, Malta, Gibraltar, the United Kingdom and the United States of America represented 17%, 14%, 12% and 12% of total revenue, respectively. In the three months ended March 31, 2020, Gibraltar, Malta and the United Kingdom represented 15%, 14% and 14% of total revenue, respectively.

Revenues by Major Customers

No customers accounted for 10% or more of revenue in the three months ended March 31, 2021 and 2020, respectively.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations. Revenue allocated to remaining performance obligations was $237.8 million as of March 31, 2021.The Company expects to recognize approximately 36% in revenue within one year, and the remainder in the next 13—120 months.

During the three months ended March 31, 2021, the Company recognized revenue of $7.7 million for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of March 31, 2021, the Company had $14.4 million contract assets and $24.8 million of contract liabilities, recognized as deferred revenue. As of December 31, 2020, the Company had $10.1 million contract assets and $26.0 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue beginning balance with the next 12 months.

COVID-19

Due to COVID-19, sporting events were suspended, postponed or cancelled, resulting in service issues related to certain customer contracts for Betting Technology, Content and Services as there was a lack of available official sports data for higher-tiered sporting events, and customers entered into these contracts with the expectation they would have access to official sports data for higher-tiered sporting events. As a result, the Company entered into contract modifications with certain customers in the second and third quarter of 2020 to provide one-time discounts on fixed fees in connection with Betting Technology, Content & Services, as compensation for the service issues, resulting in a reduction in revenue in the periods impacted. While the Company did not experience any service issues as a result of COVID-19 for the three months ended March 31, 2021, the extent of the ongoing and future effects of COVID-19 on the Company’s business is uncertain.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3. Accounts receivable, net

As of March 31, 2021, accounts receivables, net consisted of accounts receivable of $24.6 million less allowance for doubtful accounts of $1.4 million. As of December 31, 2020, accounts receivables, net consisted of accounts receivable of $26.1 million less allowance for doubtful accounts of $1.3 million.

Note 4. Intangible Assets, net

Intangible assets subject to amortization as of March 31, 2021 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)	(in thousands)
Data rights	7	$72,378	$18,541	$53,837
Marketing products	12	24,958	5,121	19,837
Technology	1	45,114	36,592	8,522
Capitalized software	2	48,751	21,215	27,536

Total intangible assets		$191,201	$81,469	$109,732

Intangible assets subject to amortization as of December 31, 2020 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)	(in thousands)
Data rights	8	$71,797	$16,621	$55,176
Marketing products	12	24,757	4,548	20,209
Technology	1	44,720	32,625	12,095
Capitalized software	2	44,374	17,312	27,062

Total intangible assets		$185,648	$71,106	$114,542

Amortization expense was $9.8 million and $7.6 million for the three months ended March 31, 2021 and 2020, respectively.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 5. Other Assets

Other assets (current and long-term) as of March 31, 2021 and December 31, 2020 are as follows (in thousands):

	March 31, 2021	December 31, 2020
Other current assets:
Non-trade receivables	$4,067	$3,448
Deferred offering costs	2,233	2,093
Executive notes receivable	4,714	4,659
Inventory	430	384

Total other current assets	$11,444	$10,584

Other assets:
Security deposit	3,622	3,622
Corporate tax receivable	1,256	1,256
Sales tax receivable	5,404	3,042
Contract costs	1,575	1,576

Total other assets	$11,857	$9,496

Note 6. Debt

The following table summarizes outstanding debt balances as of March 31, 2021 and December 31, 2020 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	March 31, 2021	December 31, 2020
Investor Loan Notes	September 2018 to December 2019	September 2028 to December 2029	10%	$85,353	$82,631
Data Project Srl Mortgage	December 2010	December 2025	8%	106	116
Related Party Loan	December 2020	April 2021	4%	10,433	10,248

				$95,892	$92,995
Less current portion of debt				(10,456)	(10,272)

Non-current portion of debt				$85,436	$82,723

Investor Loan Notes

On September 7, 2018, the Company issued to Maven TopHoldings SARL, a subsidiary of a fund advised by Apax and other shareholders $56.2 million aggregate principal amount of unsecured investor loan notes with interest of 10% per annum and $5.2 million aggregate principal amount of unsecured manager loan notes with interest at 10% per annum (collectively the “Investor Loan Notes”). During September and December 2019, supplemental deeds to the Investor Loan Notes were entered into by the Company, providing for the issuance of additional Investor Loan Notes with an aggregate principal amount of $1.4 million. All principal and accrued interest is payable at maturity of the Investor Loan Notes. See Note 12—Related Party Transactions.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Data Project Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for the equivalent of $0.3 million to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Related Party Loan

On December 8, 2020, certain investment funds affiliated with Apax entered into a loan agreement with a subsidiary of the Company (the “Related Party Loan”) for an aggregate amount of $10.0 million in order to fund cash consideration payable with respect to acquisition of business, properties or assets, as well as to fund general corporate expenses, including working capital. The Related Party Loan carries an interest rate of 4.00% per annum, with principal and interest payable in full on maturity. The Related Party Loan matures the earlier of (i) May 30, 2021 or (ii) upon successful consummation of the dMY Technology Group, Inc. II merger. See Note 12 – Related Party Transactions and Note 13 – Subsequent Events. The Company repaid the Investor Loan Notes and the Related Party Loan in full upon the consummation of the merger. The entire loan balance is included in current debt in the condensed consolidated balance sheets.

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.00% over the Bank of England rate. As of March 31, 2021 and December 31, 2020, the Company had no outstanding borrowings under its lines of credit.

As of March 31, 2021 and December 31, 2020, the Company was in compliance with all applicable covenants related to its indebtedness.

Interest Expense

Interest expense was $2.3 million and $1.9 million for the three months ended March 31, 2021 and 2020, respectively.

Debt Maturities

Expected future payments for all borrowings as of March 31, 2021 are as follows:

Fiscal Period:	(in thousands)
2021 (remainder)	$10,450
2022	23
2023	23
2024	24
2025	22
Thereafter	85,350

Total payment outstanding	$95,892

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 7. Other Liabilities

Other liabilities (current and long-term) as of March 31, 2021 and December 31, 2020 are as follows (in thousands):

	March 31, 2021	December 31, 2020
Other current liabilities:
Other payables	$4,479	$3,576
Contingent consideration	140	138

Total other current liabilities	$4,619	$3,714

Other liabilities:
Contingent consideration	$2,181	$2,164
Deposits on Incentive Securities	1,436	1,425

Total other liabilities	$3,617	$3,589

Note 8. Loss Per Share

The Company uses the two-class method to calculate net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share. Undistributed earnings for each period are allocated to participating securities, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for Preference Shares outstanding in the periods to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common shareholders by the weighted-average shares of common shares outstanding during periods with undistributed losses.

The computation of loss per share and weighted average shares of the Company’s common shares outstanding for the three months ended March 31, 2021 and 2020 are as follows (in thousands except share and per share data):

	Three Months Ended March 31,
	2021	2020
Net loss attributable to common shareholders—basic and diluted	$(5,322)	$(7,544)
Basic and diluted weighted average common shares outstanding	1,873,423	1,873,423

Net loss per share attributable to common shareholders—basic and diluted	$(2.84)	$(4.03)

The following table presents the potential common shares and Preference Shares outstanding that were excluded from the computation of diluted net loss per share of common share as of the periods presented because including them would have been antidilutive:

	Three Months Ended March 31,
	2021	2020
Preference Shares	218,561,319	218,561,319
Incentive Securities	833,694	806,060

Total	219,395,013	219,367,379

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 9. Stock-based Compensation

The Company provided employees the option to purchase common shares consisting of B Ordinary Shares, C Ordinary Shares, C1 Ordinary Shares, C2 Ordinary Shares, D1 Ordinary Shares, and D2 Ordinary Shares (the “Incentive Securities”), with each share having a par value of $0.01, except for the C1 Ordinary Shares, which had a par value of $0.21.

Based on the forfeiture provisions discussed below, although the Incentive Securities are legally issued, the Incentive Securities are not considered outstanding from an accounting perspective.

The Incentive Securities are subject to a repurchase feature, which in most instances is essentially a forfeiture provision. The Company has a call option to any or all of the Incentive Securities and the call option price depends on whether the Incentive Securities holder who leaves the Company is classified as a “Good Leaver” or a “Bad Leaver”. The repurchase price for a Good Leaver’s vested Incentive Securities is the fair value of the vested Incentive Securities. The repurchase price for any Bad Leaver’s Incentive Securities, and any Incentive Securities a Good Leaver holds which remains unvested, is the lower of fair value or the original cost, akin to a forfeiture provision.

Outside of retirement from the Company at the statutory retirement age and any other circumstance in which Genius Sports’ remuneration committee exercises its discretion to deem an individual to be a Good Leaver, any voluntary termination by a holder of Incentive Securities would entitle the Company to require the forfeiture of the Incentive Securities. The Company determined that it is not probable that any participants will reach the statutory retirement age while employed by the Company. Due to the repurchase feature, the Company estimates that holders of Incentive Securities will forfeit all of their Incentive Securities. As such, the Company did not recognize any compensation cost for Incentive Securities granted in the three months ended March 31, 2021 and 2020.

As the stated vesting provisions for the Incentive Securities are deemed non-substantive for accounting purposes any payments made by employees to purchase the Incentive Securities are recorded by the Company as deposit liabilities. Should any of the awards vest, the deposit will be reclassified to equity and the requisite cost will be recognized. The balance of deposit liabilities as of March 31, 2021 and December 31, 2020 was $1.4 million and $1.4 million, respectively.

The were no Incentive Securities granted during the three months ended March 31, 2021. The fair value of Incentive Securities granted during the three months ended March 31, 2020 was determined on the grant date using the Black-Scholes model based on the following assumptions:

March 31, 2020
Expected term (years)(1)	4.5
Current stock value	$7.38 - $15.14
Expected volatility(2)	30%
Risk-free rate(3)	1.63%
Dividend yield(4)	0%

(1)

The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. Given the Leaver provisions, the Company estimated the midpoint between the vesting term and estimated time to liquidity event.

(2)	Volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.
(3)	Risk free rate was obtained from treasury notes for the expected terms noted as of the valuation date.
(4)	The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Given the absence of a public trading market, the Board of Directors considered numerous objective and subjective factors to determine the fair value of the underlying common shares at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of the common shares; (ii) the rights and preferences of Preference Shares relative to common shares; (iii) the lack of marketability of the common shares; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

A summary of the Incentive Security activity for the three months ended March 31, 2021 is as follows:

	Awards Outstanding	Weighted Averaged Exercise Price	Aggregate Intrinsic Value (in thousands)
Non-vested awards at December 31, 2020	833,694	$1.60	$16,243

Granted	—
Forfeited	—
Expired	—

Non-vested awards at March 31, 2021	833,694	$1.60	$16,231

The awards have been treated as early exercised options from an accounting perspective. As of March 31, 2021, the weighted-average remaining contractual life is greater than 10 years in all cases.

As of March 31, 2021, the Company had $16.2 million of unrecognized stock-based compensation expense related to the Incentive Securities. As noted previously, the Company does not expect to recognize any cost related to the Incentive Securities.

Note 10. Income Taxes

The Company had income tax benefit of $0.3 million, relative to pre-tax loss of $5.6 million for the three months ended March 31, 2021 (effective tax rate of 4.7%), and income tax benefit of $1.8 million, relative to pre-tax loss of $9.3 million for the three months ended March 31, 2020 (effective tax rate of 19.2%). Income tax benefit for the three months ended March 31, 2021 decreased primarily due to the increase in U.K. valuation allowance against the forecasted U.K. loss for the year ended December 31, 2021, as it is more likely than not that the Company will not be able to recognize the benefit from the the U.K. net operating losses generated in 2021.

As of March 31, 2021, the Company had no unrecognized tax benefits.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11. Commitments and Contingencies

Leases

The Company leases office space under various non-cancellable operating leases expiring at various dates through August 10, 2025. The Company also leases miscellaneous office equipment and vehicles under noncancelable operating leases. Rent expense related to operating leases was $1.1 million and $1.5 million for the three months ended March 31, 2021 and 2020, respectively. The Company also subleases certain property under operating leases. Sublease income for all periods presented was immaterial.

As of March 31, 2021, future minimum rental payments under noncancelable operating leases are as follows (in thousands):

(in thousands)
2021 (remainder)	$3,939
2022	5,231
2023	4,771
2024	4,139
2025	1,172
Thereafter	—

Total	$19,252

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of March 31, 2021, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2021 (remainder)	$17,182
2022	35,607
2023	36,395
2024	24,869
2025	2,857
Thereafter	8,722

Total	$125,632

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $13.4 million as of March 31, 2021, with approximately $7.0 million due within a year and the remaining amounts due by 2023.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Couchmans LLP Settlement

An agreement was signed on February 25, 2014 with Couchmans LLP and Couchmans Data Services Limited (together “Claimants”) for the supply of basketball data to Betgenius, Ltd. (“Betgenius”) in exchange for revenue share payments. On February 9, 2017 Betgenius received notice from Travers Smith LLP, the legal counsel to the Claimants, regarding an alleged breach of contract. On April 30, 2019, a settlement agreement was signed with the Claimants in relation to the non-payment of revenue shares owed to the Claimants by the Company from the signed 2014 agreement. Per the terms of the settlement agreement, the Company would pay a sum totaling $1.4 million to the Claimants, due in tranches. The Company paid its final tranche of approximately $0.1 million in the first quarter of 2020.

BetConstruct Litigation

On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. Betconstruct, having filed a defense, is seeking permission to file an amended defense and issue a counterclaim relating to competition law. Future timetable and next steps, including costs implications of the amended defense are currently being determined and an application to transfer competition aspects of amended defense into the Competition Appeal Tribunal has been issued. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar is claiming that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar is seeking injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company is currently defending the claim and Football DataCo (supported by the Company) made an application to transfer the claim from the Competition Appeal Tribunal to the U.K. High Court on June 29, 2020. In addition, the Company and Football DataCo have issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the “Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such claims. A defense has been filed and served. On December 2, 2020, CAT ruled to retain jurisdiction over this litigation, while recognizing that the claims of the Company and Football DataCo, which will be heard in the U.K. High Court, are intertwined with this litigation and should be case managed together. The parties are currently engaged in discussions relating to procedural and timetabling matters, including a possible stay of the claims in the U.K. High Court pending earlier determination of the claim in the Competition Appeal Tribunal. The outcome of the litigation is uncertain, and therefore, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently ongoing and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Bank Letters of Credit

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company has bank guarantees with Barclays Bank PLC totaling approximately $41.2 million outstanding as of March 31, 2021.

The Company has not recorded any liability in connection with these bank guarantee arrangements. Based on historical experience and information currently available, the Company does not believe it will be required to make any payments under the bank guarantee arrangements. The Company has recorded $0.2 million and $0.2 million in interest expense in the three months ended March 31, 2021 and 2020, respectively.

Note 12. Related Party Transactions

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. The executive notes receivable carries a 2.5% annual interest rate and is a full-recourse loan. As of March 31, 2021 and December 31, 2020 , the outstanding balance on the executive notes receivable, inclusive of interest, was $4.7 million and $4.7 million, respectively. On September 7, 2018 and during September and December of 2019, the Company issued Investor Loan Notes to Apax and other shareholders. See Note 6—Debt.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On December 8, 2020, certain investment funds affiliated with Apax entered into a Related Party Loan agreement with a subsidiary of the Company. See Note 6 – Debt. The Company repaid the Investor Loan Notes and the Related Party Loan in full upon the consummation of the dMY Technology Group, Inc. II merger. See Note 13—Subsequent Events.

The Company made payments of $0.1 million and $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the three months ended March 31, 2021 and 2020, respectively.

Certain investment funds affiliated with Apax have provided the Company with a commitment letter in support of a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of up to £30,000,000 (approximately $41.2 million as of March 31, 2021) (the “Commitment Letter”), upon the occurrence of certain events. See Note 11—Commitments and Contingencies.

Note 13. Subsequent Events

In preparing the condensed consolidated financial statements as of March 31, 2021 and 2020, the Company has evaluated subsequent events through May 20, 2021, which is the date the condensed consolidated financial statements were issued.

NFL License Agreement

On April 1, 2021, the Company announced a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, Genius Sports Limited, formerly known as Galileo NewCo Limited, will issue to NFL an aggregate of up to 22,500,000 warrants, with each warrant entitling NFL to purchase one ordinary share of Genius Sports Limited for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term.

dMY Technology Group, Inc. II Merger

On October 27, 2020, dMY Technology Group, Inc. II (“dMY”) (NYSE: DMYD), a special purpose acquisition company sponsored by dMY Sponsor II, LLC, entered into a definitive business combination agreement pursuant to which the Company and dMY II will merge (the “Transaction”). On April 16, 2021, at a special meeting of stockholders, dMY stockholders approved the proposed Transaction. The Transaction was consummated on April 20, 2021. As a result of the Transaction, shareholders of the Company and dMY exchanged their shares for shares in a new combined company, Genius Sports Limited, formerly known as Galileo NewCo Limited, which became publicly listed on the New York Stock Exchange.

MAVEN TOPCO LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FanHub Acquisition

On May 3, 2021, the Company announced that it has agreed to acquire FanHub Media Holdings Pty Ltd (“FanHub”), a leading provider of free-to-play (F2P) games and fan engagement solutions. FanHub provides a suite of technology solutions built around three core service offerings: games, betting and social activation. This transaction is expected to close in the second quarter of 2021.

Second Spectrum Acquisition

On May 6, 2021, the Company announced that it has entered into a definitive agreement to acquire Second Spectrum Inc., a leading provider of cutting-edge data tracking and visualization solutions for $200 million, subject to customary adjustments. The purchase price will be paid at closing in cash and shares of Genius Sports Limited common stock. Second Spectrum is a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. This transaction is expected to close in the second quarter of 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Group and all of its subsidiaries prior to the consummation of the Business Combination (as defined below), unless the context otherwise requires. Genius Sports Limited, previously known as Galileo NewCo Limited, is the new combined company in connection with the Business Combination, in which shareholders of Genius and dMY exchanged their shares for shares in Genius Sports Limited. “Business Combination Agreement” means the Business Combination Agreement, dated as of October 27, 2020, by and among dMY, TopCo, Genius and other parties thereto. “Business Combination” means the transactions contemplated by the Business Combination Agreement. “NewCo” means Galileo NewCo Limited, a company incorporated under the laws of Guernsey, and its subsidiaries when the context requires, that changed its name to Genius Sports Limited in connection with the Business Combination.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ consolidated results of operations and financial condition. On September 7, 2018, Maven Topco Limited, a company incorporated under the laws of Guernsey (“Topco”) acquired all of the issued and outstanding equity interests of Genius (the “Apax Funds Investment”). Following the Apax Funds Investment, Genius, inclusive of its wholly-owned subsidiaries became wholly-owned subsidiaries of Topco. Following the Apax Funds Investment, Genius comprises the operations of Topco. References to Genius in the following discussion shall be synonymous with references to Topco following the Apax Funds Investment.

NewCo was incorporated on October 21, 2020 for the purpose of effectuating the Business Combination. Prior to the Business Combination, NewCo had no material assets and did not operate any businesses. Accordingly, no financial statements of NewCo have been included herein. The Business Combination was first accounted for as a capital reorganization whereby NewCo is the successor to its predecessor Topco. In connection with the reorganization at the closing of the Business Combination, the existing shareholders of Topco continued to retain control through ownership of NewCo. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of ASC 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of NewCo issuing NewCo ordinary shares for the net assets of dMY, accompanied by a recapitalization.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2021 and 2020 included in this interim report. The discussion and review should also be read together with our audited consolidated financial statements for the year ended December 31, 2020 in our Annual Report on Form 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 300 sportsbook brands and over 100 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content and, Genius’ latest creation, its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Basketball Association (“NBA”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ U.K. soccer data rights contract, which runs through the end of the 2023-2024 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 97% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	March 31,
	2021	2020
Events under official rights	185,676	148,519
Of which, exclusive	112,702	89,313

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

The Business Combination

Pursuant to the Business Combination Agreement, Genius Sports Limited legally acquired all the outstanding equity interests in Genius and dMY, in equity-for-equity exchange transactions. The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded. Genius will be the accounting acquirer in the Business Combination and dMY will be treated as the acquired company for financial statement reporting purposes. Genius Sports Limited became a new public, SEC-reporting company and Genius was deemed its predecessor, meaning that Genius Sports Limited’s periodic reports after the consummation of the Business Combination would reflect Genius’ historical financial results. See Item 8(A) “Pro Forma Condensed Combined Financial Information,” of our Annual Report on Form 20-F, for the year ended December 31, 2020.

As a result of the Business Combination, Genius Sports Limited is now a publicly traded company with its ordinary shares trading on New York Stock Exchange, requiring it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Genius Sports Limited expects to incur material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Impact of COVID-19

The novel coronavirus (“COVID-19”) had a significant impact on Genius’ business and that of its customers. The direct impact on Genius’ business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. For example, in 2020, the EPL season was postponed from early March to mid-June. While many sports have since restarted, some have been played on a reduced or uncertain schedule, and the ultimate impact of COVID-19 on Genius’ financial performance will depend on the length of time that these disruptions exist.

While to date the impact of COVID-19 on Genius’ revenues has been mitigated by minimum revenue guarantees in majority of its customer contracts, Genius has provided certain customers discounts in 2020 due to disruptions in scheduled sports seasons and events. Genius has also sought to align its costs with revenue, reducing non-essential costs during periods of disruption, namely, by reducing staff costs through shortened working weeks, reducing travel, data collection and other costs, and commencing a hiring freeze.

Towards the end of 2020, the Company saw a recovery as major sports leagues started back up and more sporting events resumed. However, there can be no assurance that more postponements or cancellations of major sporting events will not occur in response to a resurgence in COVID-19 outbreaks. Genius has also taken appropriate business continuity measures to ensure that employees are safe and can work remotely to support all aspects of the business. Refer to Part I, Item 3(D) “Risk Factors — COVID-19 has adversely affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our customers and sports organizations and a decrease in consumer spending, and it may continue to do so in the future” of our Annual Report on Form 20-F, for the year ended December 31, 2020 for additional detail.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product groups: Betting Technology, Content and Services, Sports Technology and Services, and Media Technology, Content and Services. The following table shows Genius’ revenue split by product group, for the periods indicated:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	(dollars, in thousands)
Revenue by Product Group
Betting Technology, Content and Services	$38,955	$27,421
Sports Technology and Services	5,406	3,818
Media Technology, Content and Services	9,377	4,130

Total Revenue	$53,738	$35,369

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s GGR, typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Sports Technology and Services – revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service.

Media Technology, Content and Services – revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software, along with Genius’ proprietary sports management technology platform and data rights recognized in connection with the Apax Funds Investment under the acquisition method of accounting, (ii) fees for third-party data and streaming rights under executory contracts, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, and (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings.

Genius believes that its cost of revenue is highly scalable over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL contract, are typically fixed. Genius also expects its gross margin to increase in the medium term, once the intangible assets stepped-up in connection with the Apax Funds Investment are fully amortized.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense, depreciation of property and equipment and amortization of trademarks, customer contracts and other acquired third-party software costs.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 10 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements appearing elsewhere herein.

Non-GAAP Financial Measures

This Report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock based compensation expense.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	(dollars in thousands)
Consolidated net loss	$(5,322)	$(7,544)
Adjusted for:
Net, interest expense	2,347	1,908
Income tax expense (benefit)	(263)	(1,787)
Amortization of acquired intangibles (1)	5,852	5,292
Other depreciation and amortization (2)	4,480	2,867
Transaction expenses	689	—
Litigation and related costs (3)	878	175
Other (4)	597	890

Adjusted EBITDA	$9,258	$1,801

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(4)	Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions.

On a constant currency basis, Adjusted EBITDA would have been $1.9 million for the quarter ended March 31, 2020.

Constant Currency

Certain income statement items in this Report on Form 6-K are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

Results of Operations

Quarter Ended March 31, 2021 Compared to the Quarter Ended March 31, 2020

The following table summarizes Genius’ condensed consolidated results of operations for the periods indicated.

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,	Variance
	2021	2020	In dollars	In %
	(dollars, in thousands)
Revenue	$53,738	$35,369	$18,369	52%
Cost of revenue	40,113	27,662	12,451	45%

Gross profit	13,625	7,707	5,918	77%

Operating expenses:
Sales and marketing	$3,884	$4,420	$(536)	(12%	)
Research and development	3,258	2,422	836	35%
General and administrative	8,869	7,398	1,471	20%
Transaction expenses	689	—	689	nm

Total operating expense	16,700	14,240	2,460	17%

Loss from operations	(3,075)	(6,533)	3,458	(53%	)

Interest income (expense), net	(2,347)	(1,908)	(439)	23%
Foreign currency gain (loss)	(163)	(890)	727	(82%	)

Total other income (expenses)	(2,510)	(2,798)	288	(10%	)

Loss before income taxes	(5,585)	(9,331)	3,746	(40%	)

Income tax (expense)/benefit	263	1,787	(1,524)	(85%	)

Net loss	$(5,322)	$(7,544)	$2,222	(29%	)

nm = not meaningful

Revenue

Revenue was $35.4 million for the three months ended March 31, 2020 compared to $53.7 million for the three months ended March 31, 2021. Revenue increased $18.4 million, or 52%. On a constant currency basis, revenue would have increased $15.6 million, or 40% in the three months ended March 31, 2021.

Betting Technology, Content and Services revenue increased $11.5 million, or 42%, from $27.4 million for the three months ended March 31, 2020 to $39.0 million for the three months ended March 31, 2021. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $4.5 million to the increase, while another $4.1 million was attributable to new customer acquisitions, while a further $2.9 million was driven by increased customer utilization of Genius’ available event content. Events under official rights increased from 148,519 as of three months ended March 31, 2020 to 185,676 as of three months ended March 31, 2021.

Sports Technology and Services revenue increased $1.6 million, or 42%, from $3.8 million for the three months ended March 31, 2020 to $5.4 million for the three months ended March 31, 2021, primarily driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $2.3 million in the three months ended March 31, 2020 compared to $3.1 million in the three months ended March 31, 2021.

Media Technology, Content and Services revenue increased $5.2 million, or 127%, from $4.1 million for the three months ended March 31, 2020 to $9.4 million for the three months ended March 31, 2021, primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services.

Cost of revenue

Cost of revenue was $27.7 million for the three months ended March 31, 2020, compared to $40.1 million for the three months ended March 31, 2021. The $12.4 million increase in cost of revenue was primarily driven by increased data and streaming rights and media direct costs and increased amortization of capitalized software development costs.

Data and streaming rights costs were $9.4 million for the three months ended March 31, 2020 and $14.2 million for the three months ended March 31, 2021. This increase was driven primarily by Genius’s official data rights strategy.

Media direct costs were $2.4 million for the three months ended March 31, 2020 and $5.8 million for the three months ended March 31, 2021. This increase was driven primarily by programmatic advertising revenues in the Americas and Europe.

Amortization of capitalized software development costs was $2.3 million for the three months ended March 31, 2020 and $3.8 million for the three months ended March 31, 2021. This increase was driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs since the Apax Funds Investment.

Sales and marketing

Sales and marketing expenses were $4.4 million for the three months ended March 31, 2020, compared to $3.9 million for the three months ended March 31, 2021. The $0.5 million decrease was primarily due to decreased marketing and advertising events, as well as sponsorships in the wake of the COVID-19 pandemic.

Research and development

Research and development expenses were $2.4 million for the three months ended March 31, 2020, compared to $3.3 million for the three months ended March 31, 2021. The $0.9 million increase was primarily due to Genius capitalizing a lower portion of internally developed software costs in the period.

General and administrative

General and administrative expenses were $7.4 million for the three months ended March 31, 2020, compared to $8.9 million for the three months ended March 31, 2021. The $1.5 million increase was mainly driven by costs associated with ongoing business activities and efforts involved to operate as a public company.

Transaction expenses

Transaction expenses were $0.7 million for the three months ended March 31, 2021, primarily due transaction costs related to the merger with dMY Technology Group, Inc. II.

Interest expense, net

Interest expense, net was $1.9 million for the three months ended March 31, 2020, compared to $2.3 million for the three months ended March 31, 2021. The $0.4 million increase was mainly driven by the higher loan note balance in the three months ended March 31, 2021.

Foreign currency gain (loss)

Genius recorded a foreign currency loss of $0.9 million for the three months ended March 31, 2020 and a loss of $0.2 million for the three months ended March 31, 2021. The loss in the three months ended March 31, 2021 was mainly due to the appreciation of the GBP against local currencies during that period.

Income tax benefit

Income tax benefit was $1.8 million for the three months ended March 31, 2020 and income tax benefit was $0.3 million for the three months ended March 31, 2021. The decrease in income tax benefit in the three months ended March 31, 2021 was primarily driven by the increase in recorded valuation allowance against U.K. deferred tax assets that cannot be realized.

Net loss

Net loss was $7.5 million for the three months ended March 31, 2020 and $5.3 million for the three months ended March 31, 2021.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had $95.9 million and $93.0 million in debt outstanding as of March 31, 2021 and December 31, 2020, respectively. Substantially all of this debt was in the form of unsecured Investor Loan Notes bearing interest at 10% annually and Related Party Loan bearing interest at 4% annually. Genius repaid the Investor Loan Notes and the Related Party Loan in full upon the consummation of the Business Combination.

In addition, Genius has a £150 thousand overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 6-K.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
	(dollars, in thousands)
Net cash provided by (used in) operating activities	$3,309	$8,694
Net cash provided by (used in) investing activities	(4,232)	(6,096)
Net cash provided by (used in) financing activities	(5)	52

Operating activities

Net cash provided by operating activities was $8.7 million for the three months ended March 31, 2020, while net cash provided by operating activities was $3.3 million for the three months ended March 31, 2021.

For the three months ended March 31, 2020, net cash provided by operating activities primarily reflected the change in working capital of $7.2 million and net loss net of non-cash items of $1.5 million. For the three months ended March 31, 2021, net cash provided by operating activities primarily reflected the impact of Genius’ net income net of non-cash items of $6.8 million offset by changes in working capital of $3.5 million.

Investing activities

Net cash used in investing activities was $6.1 million and $4.2 million for the three months ended March 31, 2020 and 2021, respectively, and was primarily driven by capital expenditures including internally developed software costs, IT equipment, and furniture and fixtures. For the three months ended March 31, 2020, investing cash flows primarily reflect internally developed software costs of $5.6 million and purchases of property and equipment of $0.3 million. For the three months ended March 31, 2021, investing cash flows primarily reflect internally developed software costs of $4.0 million and purchases of property and equipment of $0.2 million.

Financing activities

Net cash used in and provided by financing activities was not significant for the three months ended March 31, 2020 and 2021, respectively.

Critical Accounting Policies and Estimates

Genius’ condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ condensed consolidated financial statements. Genius’ critical accounting policies include the following:

•	Revenue Recognition

•	Internally Developed Software

•	Business Combinations

During the three months ended March 31, 2021, there were no significant changes to the above critical accounting policies and estimates. Refer to “Operating and Financial Review and Prospects” contained in Part I, Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2020, for a more complete discussion of our critical accounting policies and estimates

Recently Adopted and Issued Accounting Pronouncements

For a detailed discussion of all relevant recently issued accounting pronouncements, see Note 1 to the condensed consolidated financial statements appearing elsewhere herein.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, Genius Sports Limited is expected to remain an emerging growth company at least through the end of the 2021 fiscal year. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), which is Genius’ reporting currency, using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in $5.4 million and $3.5 million decrease in reported revenue for the three months ended March 31, 2021 and 2020, respectively. Throughout this Report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

OTHER INFORMATION

Legal and Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are currently involved in the following legal proceedings. See Note 11, “Commitments and Contingencies” to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report on Form 20-F.